SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                    FILING NO. 2 FOR THE MONTH OF MARCH 2008

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


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                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

1. On February 27, 2008, the Industrial Development Bank of Israel Limited ("Registrant" or "Bank") issued a press release regarding the Registrant's financial results for the year ending December 31, 2007, including that the Registrant's net profit for the year 2007 amounted to NIS 22.2 million compared with a loss of NIS 17.1 million in the year 2006.

2. In addition, the Registrant issued three Immediate Reports on February 27, 2008, as follows:

     a. An Immediate Report on the filing of a motion to court to grant the relief of elimination of discrimination, pursuant to Paragraph 191 of the Companies Law, 1999, this regarding a motion by shareholders of the Registrant claiming that the Bank is acting towards the holders of the C shares in a manner which discriminates and in effect deprives the rights of the shareholders and that the State is using its decisive voting power in the Bank's General Meeting contrary to its obligation to act fairly.

     b. An Immediate Report regarding a resolution of the Bank's Board of Directors to transfer and record in the name of the State of Israel, in the Bank's Shareholder Registrar, 2,326 additional D shares and 1,306 additional DD shares, subject to the receipt of certain confirmations from the State.

     c. An Immediate Report on the recommendation of the Bank's Board of Directors to the General Meeting, to approve the amendment of Paragraph 179 of the Bank's by-laws (dealing with the granting of an undertaking to indemnify Officers) and Paragraph 177 of the Bank's by-laws (dealing with the granting of an exemption to Officers).

                                      INDEX
                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.
                             FILED IN THIS FORM 6-K

Documents index:

1.   A translation of the press release issued on February 27, 2008.

2. A translation of the Immediate Report on the filing of a motion to court to grant the relief of elimination of discrimination.

3. A translation of the Immediate Report regarding a resolution of the Bank's Board of Directors to transfer and record additional D and DD shares in the name of the State of Israel.

4. A translation of the Immediate Report on the recommendation of the Bank's Board of Directors to the General Meeting, to approve the amendment of Paragraph 179 and Paragraph 177 of the Bank's by-laws.


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                           FORWARD-LOOKING STATEMENTS

This report on Form 6-K, including the Immediate Reports issued by the Registrant ( copies of which are included in this report on Form 6-K as Exhibits 1 through 4), contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K and the Immediate Reports are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the Immediate Report include, but are not limited to, the following: general economic and business conditions; the continued availability of our line of credit from the Bank of Israel; the government's and/or the Bank of Israel's resolutions regarding our future operations and the government's resolutions regarding the future disposal of our assets and liabilities; the impact of our run-off plan on our operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees during the run-off period. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the Immediate Report are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2006 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INDUSTRIAL DEVELOPMENT BANK
                                            OF ISRAEL LIMITED

Date: March 3, 2008                         By: /s/ Michael Warzager
                                            ------------------------
                                            Michael Warzager
                                            General Counsel


                                            By: /s/ Natan Atlas
                                            ------------------------
                                            Natan Atlas
                                            General Secretary